Lynette Yiadom-Boakye (Recent Exit | 31.8% SSA) Inbox ×

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MASTERWORKS
LYNETTE
YIADOM-BOAKYE
31.8%
Similar Sales Growth ('13-'23)¹
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About This Work

This work is a prime example of Yiadom-Boakye's large-scale multi-figure paintings of imagined Black figures in her signature ambiguous shadowy environments.

Varying in scale and period, four of the top ten auction records are also multi-figure narrative scenes, making the work a historically commercially desirable format.



31.8%

Similar Sales Growth ('13-'23)[1]

42.5%

Artist Record Price Growth ('13-'24)[2]



2024: HER RECORD-SETTING YEAR

Lynette Yiadom-Boakye has sold $8.5 million at auction so far in '24, already her highest-ever annual auction sales total. She also set her #2 auction price record in May

Yiadom-Boakye's Successful 2024 Exit

This year, we sold our first Yiadom-Boakye for a 16.7% total net return (47.8% Annualized Net Return) to investors (144 days held).[3] See more info below. Past performance not indicative of future returns.



Initial Offering Size

$411K

Sold For

$500K

Profit From ***$10K Investment***

$1,666 (After Fees)

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

1. The data above capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Lynette Yiadom-Boakye with the following criteria: Multi-figure paintings on canvas created after 2005. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth above is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table above, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 31.8% CAGR implied from selected sales occurring from October 18, 2013, to June 28, 2023.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Lynette Yiadom-Boakye have a record price compound annual growth rate ("CAGR") of 42.5% from October 17, 2013 to December 31, 2023. This calculation is based on (i) a record price of $67,124 on October 17, 2013, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,979,020, the most recent record price as of 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. "Annualized Net Return" or "IRR", refers to the annualized internal rate of return net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. IRR may not be indicative of Masterworks paintings not yet sold and past performance is not indicative of future results. For additional information regarding the calculation of IRR for a particular investment in an artwork that has been sold, a reconciliation will be filed as an exhibit to Form 1-U and will be available on the SEC's website. Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Previously exited Offering and #2 record at auction (Black Allegiance to the Cunning) are not included in set of similar sales to Offering, which comprise paintings by Lynette Yiadom-Boakye with the following criteria: Multi-figure paintings on canvas created after 2005.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.